FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

1.   Name and Address of Reporting Person
 WETTREICH              DANIEL
 (Last)              (First)           (Middle)
2415 Midway Road, Ste. 121
(Street)
Carrollton              TX              75006
City)            (State)               (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     ___x__Director      _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)
Could be deemed to be part of a group
________________________

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
                 11,250 (D)
       141,326 (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
           11,250 (D)
           141,326 (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                               Amount or
Number of Shares
 Common Shares      300,000


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivatve Securities Beneficially Owned at
  End  of  Month  (Instr. 4)

                            300,000 (D)

10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)

                            300,000 (D)

11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note

Explanation of Responses: The reporting person is a Director and CEO of the Issuer. The reporting person may be deemed to be part of a group, though there is no agreement to act as such. The reporting person owns 11,250 shares and options to purchase 300,000 shares of the Issuer. The reporting person is a Director of Meteor Technology, plc ("MT") which owns 80,960 common shares of the Issuer, and Alexander Mark Capital, Ltd. ("AMC") which owns all the outstanding shares of AM Investments, Ltd. ("AMI") which owns 57,633 shares of the Issuer. The reporting person is a Director of AMI and his wife and children own all the outstanding shares of AMC and they own Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 common shares of the Issuer. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. The Registrant had a 1-40 reverse stock split adjusting the outstanding options and common shares effective July 15, 1997.

By: /s/ Daniel  Wettreich
 Daniel Wettreich